Exhibit 99.1

Royal Bank of Canada

Notification of Meeting and Record Date

Pursuant to subsection 137(7) of the Bank Act and National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, we advise the following in connection with our Annual and Special Meeting of Common Shareholders:

Date of meeting	February 28, 2013

Record Date for Notice and Voting	January 7, 2013

Beneficial Ownership Determination Date	January 7, 2013

Securities Entitled to Receive Notice of and Vote at the Annual Meeting of Common Shareholders	Common Shares

Whether the meeting of Common Shareholders is a special meeting	Yes

Yours truly,

Carol J. McNamara (signed)

Vice-President, Associate General Counsel and Secretary

December 11, 2012